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                                                           Exhibit 99.9

                               UROMED CORPORATION
                                   64 A Street
                                Needham, MA 02194


            SUPPLEMENT TO OFFER TO PURCHASE, DATED SEPTEMBER 23, 1998
                                     for the
OFFER TO PURCHASE FOR CASH UP TO $40.0 MILLION AGGREGATE PRINCIPAL AMOUNT OF 6% CONVERTIBLE SUBORDINATED NOTES DUE OCTOBER 15, 2003 AT $450 PER $1,000 PRINCIPAL AMOUNT PLUS ACCRUED INTEREST

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         THE TENDER OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
WEDNESDAY, OCTOBER 21, 1998, UNLESS EXTENDED (THE "EXPIRATION DATE"). HOLDERS OF EXPIRING NOTES MUST TENDER THEIR NOTES ON OR PRIOR TO THE EXPIRATION DATE IN ORDER TO RECEIVE THE TENDER OFFER CONSIDERATION (AS DEFINED). TENDERED NOTES MAY BE WITHDRAWN AT ANY TIME ON OR PRIOR TO THE EXPIRATION DATE.
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         Reference is made to the Offer To Purchase, dated September 23, 1998
(the "Offer To Purchase") of UroMed Corporation (the "Company") relating to the Company's 6% Convertible Subordinated Notes due October 15, 2003 (the "Notes"). Defined terms used in this Supplement without definition have the meanings given them in the Offer To Purchase.

         The Company has been informed that PaineWebber Incorporated, the Dealer Manager for the Tender Offer, which acted as a co-manager in the offering of the Notes, owns in inventory $5.0 million principal amount of Notes acquired in the ordinary course of business. PaineWebber Incorporated's equity division will make its own decision whether or not to tender the Notes in the Tender Offer.



     THE DATE OF THIS SUPPLEMENT TO OFFER TO PURCHASE IS SEPTEMBER 23, 1998.